# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 07/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002081944-25-000004
Filed by CIK 0002081944

## Reporting persons
- Dawson Wendy Rae: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,250,000; shared voting power 0; sole dispositive power 1,250,000; shared dispositive power 0; aggregate amount beneficially owned 1,250,000 (7.8% of the class)

## Item 1. Issuer
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, CALIFORNIA, 92108.

## Item 2. Person Filing
Name of person filing: Wendy Rae Dawson
Address of principal business office or, if none, residence:
187 N Westridge Dr, Unit 105
St George, UT 84770
Citizenship: Wendy Rae Dawson in a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of the close of trading on July 21, 2025, the Date of Event which requires the filing of this Amended Schedule 13G, the amount of shares owned is 1,250,000.
Percent of class: The percentage of 7.8% of beneficial ownership is based on 15,957,396 shares of Common Stock outstanding as of June 27, 2025, as reported by the Issuer in its Form S-1/A filed with the SEC on July 2, 2025.
Sole power to vote or to direct the vote: 1,250,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,250,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Dawson Wendy Rae: Wendy Rae Dawson, Beneficial Owner (08/15/2025)